UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported)
January 21, 2019
ENTERPRISE FINANCIAL SERVICES CORP
(Exact name of registrant as specified in its charter)

Delaware	001-15373	43-1706259
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 N. Meramec, St. Louis, Missouri (Address of principal executive offices)	63105 (Zip Code)

Registrant's telephone number, including area code
(314) 725-5500

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company [ ]
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Item 2.02 Results of Operations and Financial Condition.

On January 21, 2019, Enterprise Financial Services Corp (the “Company” or “EFSC”) issued a press release announcing financial information for the fourth quarter and full year ended December 31, 2018. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The press release and the information included in this Item 2.02 shall not be deemed “filed” with the Securities and Exchange Commission (the “SEC”).

On January 22, 2019, at 2:30 p.m. Central time, the Company intends to hold a conference call and webcast to present information on its results of operations for the fourth quarter and full year ended December 31, 2018. The slide presentation which will accompany the conference call and webcast is furnished in this report, pursuant to this Item 2.02, as Exhibit 99.2, and is incorporated herein by reference.

Item 8.01 Other Events.

For the purposes of Rule 425 under the Securities Act of 1933, as amended (the “Securities Act”), only that information contained in Item 2.02 relating solely to the proposed merger between the Company and Trinity Capital Corporation is being filed under this Item 8.01.

Forward-Looking Statements

In addition to the historical information contained herein, this communication contains “forward-looking statements” within the meaning of, and intended to be covered by, the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about the Company's plans, expectations, and projections of future financial and operating results, as well as statements regarding the Company's plans, objectives, expectations or consequences of announced transactions. Forward-looking statements are typically identified by the use of words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “could,” “continue,” and “intend”, and variations of such words and similar expressions. Forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from those contemplated from such statements. Factors that could cause or contribute to such differences include, but are not limited to, the Company's ability to efficiently integrate acquisitions into its operations, retain the customers of these businesses and grow the acquired operations, as well as credit risk, changes in the appraised valuation of real estate securing impaired loans, outcomes of litigation and other contingencies, exposure to general and local economic conditions, risks associated with rapid increases or decreases in prevailing interest rates, consolidation in the banking industry, competition from banks and other financial institutions, the Company's ability to attract and retain relationship officers and other key personnel, burdens imposed by federal and state regulation, changes in regulatory requirements, changes in accounting regulation or standards applicable to banks, as well as other risk factors described in the Company's 2017 Annual Report on Form 10-K and other reports filed with the SEC. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update them in light of new information or future events unless required under the federal securities laws.

No Offer or Solicitation

This communication relates to a proposed merger and business combination transaction (the “Merger”) between the Company and Trinity. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any new securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It

In connection with the proposed Merger, the Company has filed with the SEC on December 31, 2018 an amendment to the registration statement on Form S-4 (File No. 333-228751) that was originally filed on December 11, 2018 that includes a preliminary proxy statement/prospectus. The Company will also file other documents with the SEC regarding the Merger, including the definitive proxy statement/prospectus. The information in the preliminary proxy statement/prospectus is not complete and may be changed. The definitive proxy statement/prospectus will be sent to the shareholders of Trinity once the registration statement is declared effective by the SEC. This document is not a substitute for the registration statement and preliminary proxy statement/prospectus filed with the SEC, including any amendments or supplements thereto, or any other documents that the Company may file with the SEC or that the Company or Trinity may send to stockholders of the Company or shareholders of Trinity in connection with the Merger. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND TRINITY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the registration statement and the preliminary proxy statement/prospectus and all other documents filed or that will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

The Company, Trinity and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Trinity’s common stock in connection with the proposed Merger. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2018 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2018 and as amended by supplements to the proxy statement filed with the SEC on March 14, 2018, March 30, 2018, and April 19, 2018. Information about the directors and executive officers of Trinity is set forth in the proxy statement for Trinity’s 2018 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 20, 2018. Additional information regarding the interest of those participants and other persons who may be deemed participants in the Merger may be obtained by reading the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus when it becomes available, and other relevant documents filed with the SEC regarding the Merger when they become available. Free copies of these documents may be obtained as described above.

Item 9.01 Financial Statements and Exhibits.

(d)     Exhibits.
Exhibit
Number    Description

99.1        Press Release dated January 21, 2019
99.2        Presentation to be conducted January 22, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ENTERPRISE FINANCIAL SERVICES CORP

Date:	January 22, 2019	By:	/s/ Mark G. Ponder
Mark G. Ponder
Senior Vice President and Controller

INDEX TO EXHIBITS

Exhibit Number        Description

99.1            Press Release, date January 21, 2019.
99.2            Presentation to be conducted January 22, 2019.